# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Absci Corporation, CIK 0001672688
CUSIP: 00091E109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18105 SE Mill Plain Blvd, Vancouver, Washington (WA), 98683
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-041136
Filed by CIK 0001647900

## Reporting persons
- Phoenix Venture Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 4,745,115; shared voting power 0; sole dispositive power 4,745,115; shared dispositive power 0; aggregate amount beneficially owned 4,745,115 (3.7% of the class)
- Phoenix General Partner II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,745,115; shared voting power 0; sole dispositive power 4,745,115; shared dispositive power 0; aggregate amount beneficially owned 4,745,115 (3.7% of the class)
  Comment: Shares reported in this table are held by Phoenix Venture Partners II, LP, of which the Reporting Person is the sole general partner.

## Item 1. Issuer
Name of issuer: Absci Corporation
Address of issuer's principal executive offices: 18105 SE Mill Plain Blvd Vancouver, WA, 98683

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Phoenix General Partner II LLC, a Delaware limited liability company (the "General Partner"), and Phoenix Venture Partners II, LP, a Delaware limited partnership (the "Fund" and, together with the General Partner, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 1700 El Camino Real, Suite 355, San Mateo, CA 94402.
Citizenship: The Fund is a Delaware limited partnership; and the General Partner is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,745,115 shares of common stock, par value $0.0001 per share (the "Common Stock"). The amounts and percentages of beneficial ownership reported herein are as of March 31, 2025.
Percent of class: 3.7%. The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 127,333,887 shares of Common Stock issued and outstanding as of February 28, 2025, as reported in the quarterly report of the Issuer on Form 10-K for its fiscal year ended December 31, 2024.
Sole power to vote or to direct the vote: 4,745,115 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,745,115 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Phoenix Venture Partners II, LP: /s/ John Chen, John Chen, Managing Member of General Partner (05/15/2025)
- Phoenix General Partner II LLC: /s/ John Chen, John Chen, Managing Member (05/15/2025)